NEW SALLY HOLDINGS, INC.

2525 Armitage Avenue

Melrose Park, Illinois 60160

October 10, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Sally Holdings, Inc.

Registration Statement on Form S-4 (File No. 333-136259)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, New Sally Holdings, Inc., a Delaware corporation, hereby requests that its Registration Statement on Form S-4 (File No. 333-136259) be declared effective at 10:00 a.m., Washington, D.C. time, or as soon thereafter as practicable on October 11, 2006.

Very truly yours,

NEW SALLY HOLDINGS, INC.

By:	/s/ Gary P. Schmidt
Name:	Gary P. Schmidt
Title:	Senior Vice President, General
Counsel and Secretary